U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number    1-7872
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
The TransTechnology Corporation Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TransTechnology Corporation 700 Liberty Avenue, Union New Jersey 07083-8198

TransTechnology
Corporation Retirement
Savings Plan
Financial Statements as of March 31, 2005 and 2004 and for the Year Ended March 31, 2005,
Supplemental Schedule as of March 31, 2005 and
Report of Independent Registered Public Accounting Firm

TRANSTECHNOLOGY CORPORATION RETIREMENT
SAVINGS PLAN

Note:	Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), other than the schedule listed above, are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
TransTechnology Corporation Retirement Savings Plan
Union, New Jersey
We have audited the accompanying statements of net assets available for benefits of TransTechnology Corporation Retirement Savings Plan (the “Plan”) as of March 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended March 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
October 12, 2005

FINANCIAL STATEMENTS
TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2005 AND 2004

	2005	2004

ASSETS:
Participant-directed investments	$29,221,724	$27,926,623
Cash	—	173,070

Receivables:
Basic employer contribution	279,256	272,142
Employer matching contribution	7,491	6,869
Participant contributions	34,341	26,664

Total receivable	321,088	305,675

TOTAL ASSETS	29,542,812	28,405,368

LIABILITIES:
Accrued administrative expenses	8,163	27,353

NET ASSETS AVAILABLE FOR BENEFITS	$29,534,649	$28,378,015

See notes to financial statements.

TRANSTECHNOLOGY CORPORATION RETIREMENT
SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED MARCH 31, 2005

ADDITIONS

INVESTMENT INCOME:
Interest	$20,537
Dividends	773,912
Net appreciation in fair value of investments	665,273

Net investment income	1,459,722

CONTRIBUTIONS:
Employer contributions	502,858
Participant contributions	716,429

Total contributions	1,219,287

DEDUCTIONS

DISTRIBUTIONS TO PARTICIPANTS	1,514,212

ADMINISTRATIVE EXPENSES	8,163

Total deductions	1,522,375

INCREASE IN NET ASSETS	1,156,634

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	28,378,015

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$29,534,649

See notes to financial statements.

TRANSTECHNOLOGY CORPORATION RETIREMENT
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF MARCH 31, 2005
AND 2004 AND FOR THE YEAR ENDED MARCH 31, 2005
1.	DESCRIPTION OF PLAN

The following description of TransTechnology Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan.

General—The Plan is a defined contribution plan which provides participants with an opportunity to invest their contributions in various investment funds. The Plan is managed by an Administrative Committee (the “Committee”) appointed by TransTechnology Corporation (the “Company”). The Committee supervises the operation of the Plan, interprets its provisions and authorizes all benefit payments. T. Rowe Price Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Contributions to the Plan are made by individual participants and the Company. Individual participants, while eligible for plan membership, may contribute between 1% and 15% of their compensation on a pre-tax basis, subject to annual limitations (See Note 9). The Company may make two types of contributions to the Plan, matching and basic. The Company matches 50% of the first 6% of the employee’s contribution during the plan year, up to a maximum of 3% of eligible compensation. Each plan year, in addition to the matching contribution, the Company may make an additional contribution from its net profits to those plan participants employed by the Company on March 31. This basic contribution is equal to 3% of each participant’s compensation earned for the plan year. If there are no net profits for the plan year, the Company is not required to make these contributions. All contributions are participant-directed.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, as well as the Company’s matching and basic contributions. Income, expenses, gains and losses arising with respect to each separate investment fund are allocated among the participant accounts within that fund. Prior to October 1, 2005, employees become eligible to participate in the Plan on the first day of any month upon the completion of a one-year period of service (See Note 9). Employees covered by a collective bargaining agreement were not eligible to join the Plan, prior to October 1, 2005 (See Note 9).

Investments—Participants direct the investment of their contributions, and the Company’s matching and basic contributions, into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, a common collective trust fund and an option to purchase TransTechnology Corporation stock.

Vesting—Participants, at all times, have a fully vested and nonforfeitable interest in all of their pre-tax contributions. Vesting in Company contributions occurs in 20% increments over a period of five years, with full vesting occurring after the participant completes five years of credited service.

Payments of Benefits—On termination of service due to retirement, death, disability or termination, the participant or beneficiary will automatically receive a cash single sum payment if the total value of his or her vested Plan account is $5,000 or less. If the participant’s vested Plan account balance is greater than $5,000 the participant may elect a cash single sum payment, annual installments over a period not to exceed the life expectancy of the participant or the joint expectancy of the participant and his or her beneficiary, a combination of single sum and annual installments, monthly annuity option purchased through a life insurance contract, or deferral to normal retirement age of 65.
Participant Loans—Participants may borrow from their accounts up to a maximum of 50% of the participant’s vested interest in their account balance or $50,000, whichever is less, reduced by the highest outstanding loan balance under the Plan during the previous twelve months. The minimum loan request is $500.

Forfeited Accounts—At March 31, 2005 and 2004, forfeited nonvested accounts totaled $8,163 and $27,353, respectively. These accounts will be used to reduce the Plan sponsor’s administrative expenses. During the year ended March 31, 2005, administrative expenses were reduced by $8,163 for forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan utilizes various investment instruments, including mutual funds and a common collective trust (“CCT”) fund. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition—The policy of the Plan is to record investments at fair value. Quoted market price, to the extent available, are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Company common stock is valued at its quoted market price at year end. The CCT fund value is determined periodically by the trustee of the CCT, based on the current market value of the underlying assets of the fund. Participant loans are valued at the outstanding loan balances.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment funds are deducted from income earned and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $173,070 at March 31, 2005 and 2004, respectively.

Administrative Expenses—All administrative expenses authorized and incurred for the administration of the plan, excluding investment expenses and loan transaction charges, are paid by the Plan out of plan forfeitures. Total forfeitures were $8,163 for the plan year ended March 31, 2005 and were used to pay administrative expenses. Administrative expenses in excess of the plan forfeiture are paid by the plan sponsor. Expenses incurred in connection with the investment of trust assets are paid directly from the investment fund in which the expense is incurred. Loan transaction charges are paid directly to T. Rowe Price by the participant taking the loan.

3.	INVESTMENT OPTIONS

Participants may elect to have their contributions invested in the following investment instruments:
T. Rowe Price Prime Reserve Fund

T. Rowe Price Stable Value Fund

T. Rowe Price New Income Fund

T. Rowe Price Balanced Fund

T. Rowe Price Equity Income Fund

T. Rowe Price International Stock Fund

T. Rowe Price New Horizons Fund

T. Rowe Price Equity Index 500 Fund

T. Rowe Price Mid-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund

T. Rowe Price Small-Cap Value Fund

Fidelity Magellan Fund

American Funds Growth of America Fund

TransTechnology Corporation Common Stock—Effective April 1, 1998, the Plan was amended to include TransTechnology common stock as an investment option. Participants are permitted to invest up to ten percent of their elective contributions in company stock. Only new elective contributions on and after April 1, 1998 may be invested in company stock. Transfers from other investment funds to company stock are not permitted. The Board of Directors of the Company, by resolution dated January 13, 2005, eliminated new investments in the TransTechnology Corporation Common Stock fund effective for the Plan year ending March 31, 2006 (see Note 9). In addition, participant investments already existing in the TransTechnology Corporation Common Stock fund will be liquidated and transferred to other investments in 2006.

T. Rowe Price Trust Company also maintains a loan account. This account is used to retain the principal balances on loans made pursuant to the provisions of the Plan. As principal and interest payments are made, the balance in the loan account is reduced and the principal amount and the interest payments are allocated to the other investments as elected by the participant.
4.	INVESTMENTS

The Trustee of the Plan’s assets is T. Rowe Price Trust Company. The following is a summary of the information regarding the Plan investments at March 31, included in the Plan’s financial statements that were prepared by the Trustee of the Plan, and furnished to the plan administrator.

	2005		2004

T. Rowe Price Investments**:
Prime Reserve Fund, 681,864 and 724,731 shares	$681,864		$724,731
Stable Value Fund[1], 10,909,820 and 10,565,059 shares	10,909,820	*	10,565,059	*
New Income Fund, 82,661 and 68,307 shares	743,120		627,739
Balanced Fund, 140,964 and 146,977 shares	2,712,139	*	2,744,052	*
Income Fund, 115,243 and 105,698 shares	3,010,143	*	2,573,742	*
International Stock Fund, 100,270 and 96,966 shares	1,288,468		1,155,831
New Horizons Fund, 81,854 and 77,094 shares	2,343,489	*	2,058,407	*
Mid-Cap Value Fund, 2,243 shares	50,568		—
Small-Cap Value Fund, 2,847 shares	98,783		—
Mid-Cap Growth Fund, 2,870 shares	139,943		—
Equity Index 500 Fund, 1,202 shares	38,149		—
Fidelity Magellan Fund, 65,342 and 68,947 shares	6,599,542	*	6,834,744	*
American Funds Growth of America Fund, 1,152 shares	30,798		—
TransTechnology Corporation Common Stock**, 5,292 and 5,686 shares	42,332		43,499
Loan fund**	532,566		598,819

	$29,221,724		$27,926,623

[1]	Represents Common Collective Trust

*	Represents investment assets greater than 5% of net assets available for benefits at March 31.

**	Exempt party-in-interest (Note 6)

During the year ended March 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Net appreciation (depreciation) in fair value of investments:
T. Rowe Price New Income Fund	$(14,590)
T. Rowe Price Balanced Fund	79,066
T. Rowe Price Equity Income Fund	195,737
T. Rowe Price International Stock Fund	91,844
T. Rowe Price New Horizons Fund	186,811
T. Rowe Price Mid-Cap Value Fund	(747)
T. Rowe Price Small-Cap Value Fund	(1,855)
T. Rowe Price Mid-Cap Growth Fund	(200)
T. Rowe Price Equity Index 500 Fund	(469)
Fidelity Magellan Fund	127,704
American Funds Growth Fund of America Fund	(27)
TransTechnology Corporation Common Stock	1,999

Net appreciation of investments	$665,273

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated October 22, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and a common collective trust managed by T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions (see Note 4). Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At March 31, 2005 and 2004, the Plan held 5,292 and 5,686 shares, respectively, of common stock of TransTechnology Corporation, the sponsoring employer, with a cost basis of $40,287 and $30,862, respectively. During the year ended March 31, 2005, the Plan recorded no dividend income.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, at any time, in whole or in part. Upon the complete or partial termination of the Plan, the accounts of all participants affected thereby shall be fully vested and nonforfeitable.

During the Plan year ended March 31, 2002, the Company undertook, and completed during 2003, a major program to restructure its business and sold certain subsidiaries and divisions whose employees participated in the Plan. Primarily as a result of these transactions, there was a significant reduction in the number of participants in the Plan. Accordingly, the Plan has been determined to have effected a partial plan termination, the result of which was to immediately fully vest then existing Plan participants in their account balances related to Company contribution and earnings thereon affected by these transactions.
8.	U.S. ATTORNEY OFFICE INVESTIGATION

As previously reported, the Company has been subject to an investigation that was conducted by the Newark, New Jersey office of the United States Attorney with respect to the overhaul and repair operations of the Company’s Breeze-Eastern division. The Company has now concluded an agreement with the United States Government dated September 6, 2005, on the resolution of the civil and contractual aspects of the investigation and has been advised by the United States attorney that there will be no criminal charges against the Company. Under the agreement, the Company will pay to the United States Government $1.0 million in three installments. A first installment of $0.1 million was paid upon finalization of the agreement in September, a second installment of $0.3 million will be paid on March 30, 2006 and a third and final installment of $0.6 million will be paid on September 30, 2006. Management does not believe that the payments to be made by the Plan Sponsor under its agreement with the United States Government will have a material impact on the ability of the Plan Sponsor to make future contributions to the Plan.

9.	SUBSEQUENT EVENTS

The Company has adopted three amendments, the Fourth, Fifth, and Sixth Amendments, to the Plan that have or will take effect during the fiscal year ending March 31, 2006. The Fourth Amendment, effective October 1, 2005, provides that members of Local 267 of the International Union, United Automobile, Aerospace, Agricultural Implement Workers of America shall be eligible Employees under the Plan and provides that a joint and survivor annuity shall be available with respect to account balances transferred from the Breeze-Eastern plans to the Plan. The Fifth Amendment provides that an Employee of the Company shall be an Eligible Employee for the sole purpose of making Elective Contributions after he or she has completed one month of service. The Sixth Amendment provides that each Participant in the Plan can defer from one percent (1%) to fifty percent (50%) of his or her Compensation.

The Board of Directors of the Company, by resolution dated January 13, 2005, eliminated new investments in the TransTechnology Corporation Common Stock fund effective for the Plan year ending March 31, 2006.
******

SUPPLEMENTAL SCHEDULE

Employer I.D.: 95-4062211
Plan Number: 006
TRANSTECHNOLOGY CORPORATION RETIREMENT
SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF MARCH 31, 2005

		Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par or Maturity Value	Cost	Value
(a)	(b)	(c)	(d)	(e)

		Common Collective Trust Fund:
*	T. Rowe Price	Stable Value Fund	**	$10,909,820

		Mutual Funds:

*	T. Rowe Price	Prime Reserve Fund	**	681,864

*	T. Rowe Price	New Income Fund	**	743,120

*	T. Rowe Price	Balanced Fund	**	2,712,139

*	T. Rowe Price	Equity Income Fund	**	3,010,143

*	T. Rowe Price	International Stock Fund	**	1,288,468

*	T. Rowe Price	New Horizons Fund	**	2,343,489

*	T. Rowe Price	Mid-Cap Value Fund	**	50,568

*	T. Rowe Price	Small-Cap Value Fund	**	98,783

*	T. Rowe Price	Mid-Cap Growth Fund	**	139,943

*	T. Rowe Price	Equity Index 500 Fund	**	38,149

	Fidelity Investments	Fidelity Magellan Fund	**	6,599,542

	American Funds	Growth of America Fund	**	30,798

*	TransTechnology Corporation	TransTechnology Corporation Common Stock	**	42,332

*	Participant Loans	Interest rates of 6.00% - 9.75% Maturing 2005-2032	**	532,566

TOTAL				$29,221,724

*	Party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The TransTechnology Corporation
Retirement Savings Plan

Date: October 12, 2005	By: /s/ Joseph F. Spanier

Joseph F. Spanier, Vice President, Treasurer
and Chief Financial Officer of the Issuer

Exhibit Index

23.1	Consent of Deloitte & Touche LLP